UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BLOOMIN’ BRANDS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

094235108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 094235108		13G

1	Names of Reporting Persons J. Michael Chu

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,010,558

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,010,558

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,010,558

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.6%

12	Type of Reporting Person IN

CUSIP No. 094235108		13G

1	Names of Reporting Persons Scott A. Dahnke

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,010,558

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,010,558

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,010,558

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.6%

12	Type of Reporting Person IN

CUSIP No. 094235108		13G

1	Names of Reporting Persons CP6 Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,010,558

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,010,558

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,010,558

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.6%

12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 094235108		13G

1	Names of Reporting Persons Catterton Managing Partner VI, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 14,010,558

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 14,010,558

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,010,558

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.6%

12	Type of Reporting Person OO (Delaware Limited Liability Company)

CUSIP No. 094235108		13G

1	Names of Reporting Persons Catterton Partners VI - Kangaroo, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,662,454

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,662,454

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,662,454

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 8.0%

12	Type of Reporting Person PN

CUSIP No. 094235108		13G

1	Names of Reporting Persons Catterton Partners VI - Kangaroo Coinvest, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,348,104

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,348,104

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,348,104

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.6%

12	Type of Reporting Person PN

CUSIP No. 094235108		13G

Item 1.	(a)	Name of Issuer: Bloomin’ Brands, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 2202 North West Shore Boulevard, Suite 500 Tampa, Florida 33607

Item 2.	(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

J. Michael Chu

Scott A. Dahnke

CP6 Management, L.L.C.

Catterton Managing Partner VI, L.L.C.

Catterton Partners VI - Kangaroo, L.P.

Catterton Partners VI - Kangaroo Coinvest, L.P.

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Catterton Management Company, L.L.C., 599 West Putnam Avenue, Greenwich, CT 06830.
(c)

Citizenship of each Reporting Person is:
Each of the reporting persons is organized in the state of Delaware, except for Messrs. Chu and Dahnke, who are a natural persons and citizens of the United States.

	(d)	Title of Class of Securities: Common stock, $0.01 par value (“Common Stock”)
	(e)	CUSIP Number: 094235108

Item 3.
Not applicable.

CUSIP No. 094235108	13G

Item 4.	Ownership
Ownership (a-c)
The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2012, based upon 121,102,451 shares of Common Stock outstanding as of November 5, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
J. Michael Chu	14,010,558	11.6%	0	14,010,558	0	14,010,558
Scott A. Dahnke	14,010,558	11.6%	0	14,010,558	0	14,010,558
CP6 Management, L.L.C.	14,010,558	11.6%	0	14,010,558	0	14,010,558
Catterton Managing Partner VI, L.L.C.	14,010,558	11.6%	0	14,010,558	0	14,010,558
Catterton Partners VI - Kangaroo, L.P.	9,662,454	8.0%	0	9,662,454	0	9,662,454
Catterton Partners VI - Kangaroo Coinvest, L.P.	4,348,104	3.6%	0	4,348,104	0	4,348,104

Catterton Partners VI - Kangaroo, L.P. (“Catterton Partners VI”), a Delaware limited partnership, and Catterton Partners VI - Kangaroo Coinvest, L.P. (“Catterton Partners VI, Coinvest”), a Delaware limited partnership, are the record holders of 9,662,454 shares and   4,348,104 shares, respectively. Catterton Managing Partner VI, L.L.C. (“Catterton Managing Partner VI”), a Delaware limited liability company, is the general partner of Catterton Partners VI and Catterton Partners VI, Coinvest. CP6 Management, L.L.C. (“CP6 Management,” and together with Catterton Partners VI, Catterton Partners VI, Coinvest, and Catterton Managing Partner VI collectively, “Catterton Partners and Related Funds”), a Delaware limited liability company, is the managing member of Catterton Managing Partner VI and as such exercises voting and dispositive control over the shares held of record by Catterton Partners VI and Catterton Partners VI, Coinvest. The management of CP6 Management is controlled by a managing board. J. Michael Chu and Scott A. Dahnke are the members of the managing board of CP6 Management and as such could be deemed to share voting and dispositive control over the shares held of record and beneficially owned by Catterton Partners and Related Funds. Mr. Chu and Mr. Dahnke both disclaim beneficial ownership of any of the shares held of record and beneficially owned by Catterton Partners and Related Funds.

The Reporting Persons are parties to certain arrangements relating to the disposition of shares of Common Stock with BCIP Associates - G, BCIP TCV, LLC, Bain Capital Integral Investors 2006, LLC, Bain Capital (OSI) IX, L.P., Bain Capital (OSI) IX Coinvestment, L.P., Chris Sullivan, the Chris T. Sullivan Foundation, CTS Equities Limited Partnership, Robert D. Basham and RDB Equities Limited Partnership.  As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of December 31, 2012, such persons collectively own 95,533,802 shares of Common Stock, or 78.9% of the outstanding shares of Common Stock.  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Item 4.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 094235108	13G

Item 10.                     Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

J. MICHAEL CHU

	By:	/s/ J. Michael Chu

SCOTT A. DAHNKE

	By:	/s/ Scott A. Dahnke

CP6 MANAGEMENT, L.L.C.

	By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

CATTERTON MANAGING PARTNER VI, L.L.C.

By: CP6 Management, L.L.C., its managing member

	By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

CATTERTON PARTNERS VI - KANGAROO, L.P.

By: Catterton Managing Partner VI, L.L.C., its general partner
By: CP6 Management, L.L.C., its managing member

	By:	/s/ Scott A. Dahnke
	Name:	Scott A. Dahnke
	Title:	Authorized Person

CUSIP No. 094235108	13G

CATTERTON PARTNERS VI — KANGAROO COINVEST, L.P.

By: Catterton Managing Partner VI, L.L.C., its general partner
By: CP6 Management, L.L.C., its managing member

By:	/s/ Scott A. Dahnke
Name:	Scott A. Dahnke
Title:	Authorized Person

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement